                     FEDERAL DEPOSIT INSURANCE CORPORATION
                            WASHINGTON, D.C. 20429



                                    FORM F-4

          QUARTERLY REPORT UNDER SECTION 13 OF THE SECURITIES EXCHANGE
                ACT OF 1934 FOR THE QUARTER ENDED MARCH 31, 1997


                         FDIC Certificate No. 28 178-6
                                              --------


                            Northwest Savings Bank
                -----------------------------------------------
               (Exact name of bank as specified in its charter)


                                 Pennsylvania
                       --------------------------------
           (State or jurisdiction of incorporation or organization)


                                  23-2790930
                        ------------------------------
                     (I.R.S. Employer Identification No.)


Second at Liberty Avenue
Warren, Pennsylvania                                16365
--------------------------                          -----
(Address of principal executive office)            (Zip Code)


          Bank's telephone number, including area code:  (814)726-2140


                                Not applicable
                        ------------------------------
(Former name, former address and former fiscal year, if change since last report)

          Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.  Yes   X    No
                                        ------    ------

          Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: There were 23,376,000 shares of the Bank's common stock outstanding as of March 31, 1997.

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES


                                     INDEX


PART I        FINANCIAL INFORMATION                                  PAGE

Item 1.       Financial Statements                                    1 - 6

              - Consolidated Balance Sheets

              - Consolidated Statements of Income

              - Consolidated Statements of Cash Flows

              - Notes to Consolidated Financial Statements

Item 2.       Management's Discussion and Analysis of                 7 - 15
              Financial Condition and Results of
              Operations


PART II       OTHER INFORMATION                                      16 - 18

                 ITEM 1. FINANCIAL STATEMENTS



            NORTHWEST SAVINGS BANK AND SUBSIDIARIES
  CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (UNAUDITED)
                    (AMOUNTS IN THOUSANDS)


                                                                  MARCH 31,     DECEMBER 31,    JUNE 30,
                            ASSETS                                  1997            1996          1996
---------------------------------------------------------------  -----------   --------------  -----------
CASH AND CASH EQUIVALENTS                                       $    14,279   $       18,852  $    13,806
INTEREST-BEARING DEPOSITS IN OTHER FINANCIAL
    INSTITUTIONS                                                     26,557           19,609       30,498
MARKETABLE SECURITIES AVAILABLE FOR SALE                            246,339          220,182      241,475
MARKETABLE SECURITIES HELD-TO-MATURITY (MARKET VALUE
    OF $155,049, $147,676 AND $154,737)                             156,650          149,967      156,018
         TOTAL CASH, INTEREST-BEARING DEPOSITS AND               -----------   --------------  -----------
         MARKETABLE SECURITIES                                      443,825          408,610      441,797
LOANS RECEIVABLE, NET OF ALLOWANCE FOR ESTIMATED
    LOSSES OF $13,391, $13,171 AND $13,130                        1,487,381        1,442,555    1,374,955
ACCRUED INTEREST RECEIVABLE                                          10,416            9,970        9,499
REAL ESTATE OWNED                                                     4,204            4,755        5,771
FEDERAL HOME LOAN BANK STOCK, AT COST                                12,144           10,811       10,811
PREMISES AND EQUIPMENT, NET                                          19,849           18,481       17,768
INTANGIBLES                                                          11,823            8,908        9,648
OTHER ASSETS                                                          7,921            7,888        7,676
                                                                 -----------   --------------  -----------
               TOTAL ASSETS                                     $ 1,997,563   $    1,911,978  $ 1,877,925
                                                                 ===========   ==============  ===========

             LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------
LIABILITIES:
    DEPOSITS                                                    $ 1,622,860   $    1,543,917  $ 1,450,047
    BORROWED FUNDS                                                  154,158          153,611      211,761
    ADVANCES BY BORROWERS FOR TAXES AND INSURANCE                    10,476           10,895       12,268
    ACCRUED INTEREST PAYABLE                                          5,591            3,715        4,128
    OTHER LIABILITIES                                                10,380            8,759        9,070
                                                                 -----------   --------------  -----------
        TOTAL LIABILITIES                                         1,803,465        1,720,897    1,687,274

SHAREHOLDERS' EQUITY:
    COMMON STOCK, $.10 PAR VALUE: 50,000,000 SHARES
        AUTHORIZED, 23,376,000 ISSUED AND OUTSTANDING                 2,338            2,338        2,338
    PAID-IN CAPITAL                                                  67,854           67,671       67,671
    RETAINED EARNINGS                                               128,256          125,531      125,239
    NET UNREALIZED GAIN/(LOSS) ON SECURITIES AVAILABLE-
        FOR-SALE, NET OF INCOME TAXES                                  (203)             790        1,325
    UNEARNED EMPLOYEE STOCK OWNERSHIP PLAN SHARES                    (2,358)          (3,328)      (3,328)
    UNEARNED RECOGNITION AND RETENTION PLAN SHARES                   (1,789)          (1,921)      (2,594)
                                                                 -----------   --------------  -----------
                                                                    194,098          191,081      190,651
                                                                 -----------   --------------  -----------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $ 1,997,563   $    1,911,978  $ 1,877,925
                                                                 ===========   ==============  ===========



See accompanying notes to unaudited consolidated financial statements

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                            (AMOUNTS IN THOUSANDS)


                                                                      THREE MONTHS                NINE MONTHS
                                                                     ENDED MARCH 31,             ENDED MARCH 31,
                                                                          1997          1996          1997          1996
                                                                      ------------  ------------  ------------  ------------
INTEREST INCOME:
    LOANS RECEIVABLE                                                $      32,001        28,211        93,351        82,114
    MORTGAGE-BACKED SECURITIES                                              4,604         4,153        14,161        12,546
    INVESTMENT SECURITIES                                                   1,607         1,233         4,873         3,532
    INTEREST EARNING DEPOSITS                                                  94           117           361           596
                                                                      ------------  ------------  ------------  ------------
            TOTAL INTEREST INCOME                                          38,306        33,714       112,746        98,788
INTEREST EXPENSE:
    SAVINGS DEPOSITS                                                       18,354        15,356        53,763        45,561
    BORROWED FUNDS                                                          1,849         1,740         6,168         4,569
                                                                      ------------  ------------  ------------  ------------
            TOTAL INTEREST EXPENSE                                         20,203        17,096        59,931        50,130
                                                                      ------------  ------------  ------------  ------------
            NET INTEREST INCOME                                            18,103        16,618        52,815        48,658
PROVISION FOR POSSIBLE LOAN LOSSES                                            574           190         1,185           585
            NET INTEREST INCOME AFTER PROVISION
              FOR POSSIBLE LOAN LOSSES                                     17,529        16,428        51,630        48,073
                                                                      ------------  ------------  ------------  ------------
NONINTEREST INCOME:
    LOAN SERVICE CHARGES                                                      248           207           749           556
    SERVICE FEES ON DEPOSIT ACCOUNTS                                          337           277         1,040           873
    GAIN ON SALE OF MARKETABLE SECURITIES (NET)                                 0             0           901             0
    LOSS ON SALE OF LOANS (NET)                                               (84)         (211)         (366)         (634)
    GAIN ON SALE OF REAL ESTATE OWNED (NET)                                   101           106           482           252
    DIVIDENDS ON FHLB STOCK                                                   173           143           516           456
    OTHER OPERATING INCOME                                                    710           537         1,987         1,668
                                                                      ------------  ------------  ------------  ------------
            TOTAL NONINTEREST INCOME                                        1,485         1,059         5,309         3,171

NONINTEREST EXPENSES:
    COMPENSATION AND EMPLOYEE BENEFITS                                      6,461         5,407        19,240        16,179
    PREMISES AND OCCUPANCY COSTS                                            1,417         1,119         3,891         3,270
    OFFICE OPERATIONS EXPENSE                                                 785           626         2,188         1,802
    SAIF RECAPITALIZATION ASSESSMENT                                            0             0         8,565             0
    FEDERAL INSURANCE PREMIUMS (footnote 3)                                   245           742         1,049         2,236
    DATA PROCESSING                                                           382           336           895           831
    CHECK PROCESSING AND ATM EXPENSE                                          328           344         1,103           954
    BANK SERVICE CHARGES                                                      220           184           686           557
    MARKETING                                                                 544           302         1,260           899
    LEGAL, AUDIT AND PROFESSIONAL EXPENSE                                     198           171           660           677
    PROVISION FOR FORECLOSED REAL ESTATE                                       10           167            70           518
    REAL ESTATE OWNED EXPENSE                                                  93           137           518           430
    AMORTIZATION OF INTANGIBLES                                               240           130         1,034           328
    OTHER EXPENSES                                                            518           241         1,149           869
                                                                      ------------  ------------  ------------  ------------
            TOTAL NONINTEREST EXPENSE                                      11,441         9,906        42,308        29,550
                                                                      ------------  ------------  ------------  ------------
            INCOME BEFORE INCOME TAXES                                      7,573         7,581        14,631        21,694
            STATE AND FEDERAL INCOME TAXES                                  2,977         3,027         6,003         8,712
                                                                      ------------  ------------  ------------  ------------
                  NET INCOME                                        $       4,596         4,554         8,628        12,982
                                                                      ============  ============  ============  ============

Earnings per share before SAIF recapitalization (footnote 3)                $0.20         $0.20         $0.60         $0.56
Earnings per share after SAIF recapitalization                              $0.20         $0.20         $0.37         $0.56

Common stock and stock equivalents                                     23,211,157    23,029,452    23,211,157    23,029,452

See accompanying notes to unaudited consolidated financial statements.

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES
                     Consolidated Statement of Cash Flows
         For the Three and Nine Months Ending March 31, 1997 and 1996

                            (Amounts in thousands)


                                                                        Quarter      Quarter     9 Months    9 Months
                                                                         Ending       Ending      Ending      Ending
                                                                        3/31/97      3/31/96     3/31/97     3/31/96
                                                                      ------------  ----------  ----------  ----------
OPERATING ACTIVITIES
  Net Income                                                        $       4,596 $     4,554 $     8,628 $    12,982
  Adjustments to reconcile net income to net cash
     provided by operations
        Provision for possible loan losses                                    574         190       1,185         585
        Net loss (gain) on sales of assets                                    (17)        118      (1,017)       (729)
        Depreciation of premises and equipment                                701         393       1,579       1,046
        Amortization of deferred loan fees                                    (75)       (117)       (506)       (423)
        Decrease (increase) in other assets                                 2,573      (1,567)      4,039        (545)
        Increase (decrease) in other liabilities                            3,343      (1,333)      2,749      (7,838)
        Amortization of premiums (discounts)
            on marketable securities                                         (107)       (101)       (325)       (300)
        Noncash compensation expense related to
             stock benefit benefit plans                                      520       1,080       1,193       1,526
        Other                                                                 (15)        255        (377)       (100)
                                                                      ------------  ----------  ----------  ----------
             Net cash provided by operating activities                     12,093       3,472      17,148       6,204

INVESTING ACTIVITIES
        Purchase of marketable securities held-to-maturity                      0      (5,773)          0      (8,864)
        Purchase of marketable securities available-for-sale              (14,245)    (65,206)    (16,391)    (71,257)
        Proceeds from maturities and principal reductions
            of marketable securities held-to-maturity                       6,210       5,357      14,976      12,051
        Proceeds from maturities and principal reductions
            of marketable securities available-for-sale                     1,594       2,483       6,579       4,860
        Proceeds from sales of marketable securities                            0           0      15,455           0
        Loan originations                                                (124,617)   (132,767)   (411,531)   (384,223)
        Proceeds from loan maturities and principal reductions             91,695      79,064     279,182     228,641
        Proceeds from loan sales                                            7,821      26,329      39,159      64,540
        Purchase of Federal Home Loan Bank Stock                             (973)     (1,142)       (973)     (1,142)
        Proceeds from sale of real estate owned                               442         647       1,989       1,777
        Purchase of real estate for investment                                  0         110        (301)       (386)
        Purchase of premises and equipment                                 (1,186)     (1,282)     (2,778)     (3,567)
        Payment for acquisitions, net of cash acquired                    (13,959)      1,534     (13,959)        469
                                                                      ------------  ----------  ----------  ----------
             Net cash used by investing activities                        (47,218)    (90,646)    (88,593)   (157,101)


                                  (Continued)

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES
                     Consolidated Statement of Cash Flows

                            (Amounts in thousands)


                                                              Quarter       Quarter      9 Months      9 Months
                                                              Ending        Ending        Ending        Ending
                                                              3/31/97       3/31/96       3/31/97       3/31/96
                                                             -----------   -----------   -----------   -----------
FINANCING ACTIVITIES
    Increase in deposits, net                                $   44,349    $   26,396    $  138,219    $   66,524
    Proceeds from long-term borrowings                                0             0        66,100             0
    Repayments of long-term borrowings                           (2,515)      (22,891)      (48,398)      (26,866)
    Net increase (decrease) in short-term borrowings             (1,807)       83,000       (80,304)       82,200
    Increase (decrease) in advances by borrowers for
       taxes and insurance                                         (656)         (339)       (2,029)       (1,253)
    Cash dividends paid                                          (1,871)       (1,753)       (5,611)       (5,218)
                                                             -----------   -----------   -----------   -----------
      Net cash provided by financing activities                  37,500        84,413        67,977       115,387

Net increase (decrease) in cash and cash equivalents         $    2,375    $   (2,761)   $   (3,468)   $  (35,510)
                                                             ===========   ===========   ===========   ===========

Cash and cash equivalents at beginning of period             $   38,461    $   37,312    $   44,304    $   70,061
Net increase (decrease) in cash and cash equivalents              2,375        (2,761)       (3,468)      (35,510)
                                                             -----------   -----------   -----------   -----------
Cash and cash equivalents at end of period                   $   40,836    $   34,551    $   40,836    $   34,551
                                                             ===========   ===========   ===========   ===========

                         NOTES TO FINANCIAL STATEMENTS


(1)  Basis of Presentation
     ---------------------

The accompanying consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of financial position and results of operations. The consolidated statements have been prepared using the accounting policies described in the financial statements included in Northwest Savings Bank's Annual Report and on Form F-2 for the fiscal year ended June 30, 1996. Certain items previously reported have been reclassified to conform with the current year's reporting format. The results of operations for the three months and nine months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the entire year.


(2)  Principles of Consolidation
     ---------------------------

The accompanying unaudited consolidated financial statements include the accounts of Northwest Savings Bank and its wholly owned subsidiaries, Northwest Financial Services, Inc., Northwest Consumer Discount Company, Northwest Mortgage Corporation, Northwest Capital Group, Inc., Rid Fed, Inc., Northwest Finance Company, Great Northwest Corporation and Power Funding Group, Inc. All significant intercompany items have been eliminated.


(3)  Recapitalization of SAIF
     ------------------------

On September 30, 1996 Congress enacted into law a one-time special assessment to recapitalize the FDIC's Savings Association Insurance Fund. All institutions holding SAIF insured deposits as of March 31, 1995 paid a one-time assessment due November 27, 1996 of .657% on those deposits. Accordingly, based on Northwest's level of assessable deposits, the Bank's respective SAIF assessment was $8.6 million. Under generally accepted accounting principles, this assessment was required to be accrued as of September 30, 1996. The effect of this assessment on the income of Northwest Savings Bank for the nine months ended March 31, 1997 was $5.4 million after tax. As a result of the recapitalization of the SAIF, Northwest was not required to pay a regular deposit insurance premium for the three months ended December 31, 1996. The after-tax effect of this waiver of premiums on the income of Northwest Savings Bank, assuming the historical assessment level of .23% of insured deposits, was approximately $530,000 for the nine months ended March 31, 1997. Effective January 1, 1997, as a result of the SAIF now being fully funded, the premium Northwest pays for deposit insurance fell to .064% of insured deposits from the previous level of .23%. Based upon the Bank's current amount of insured deposits, the reduction in premium will result in an increase in annualized after-tax earnings in future periods of approximately $1.6 million. For the three months ended March 31, 1997, this reduction in FDIC insurance premium resulted in an increase of approximately $400,000 in after-tax earnings.

(4)  Acquisitions
     ------------

On February 21, 1997, the Bank completed its acquisition of Bridgeville Savings Bank ("Bridgeville") which had one office located in Bridgeville, Pennsylvania with assets of $56.0 million. This acquisition was recorded using the purchase method of accounting which does not provide for the inclusion of Bridgeville's prior period operations in the financial statements presented herein.

On March 30, 1996 the Bank acquired First Federal Savings Bank of Kane ("Kane") with assets of $45.6 million which operated an office in Kane and two offices in Clarion, Pennsylvania. On April 12, 1996 the Bank acquired First National Bank of Centre Hall ("Centre Hall") with assets of $39.3 million which operated an office in Centre Hall and two offices in State College, Pennsylvania. Both of these acquisitions were also recorded using the purchase method of accounting.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Discussion of Financial Condition Changes from June 30, 1996 to March 31, 1997
------------------------------------------------------------------------------

Assets
------

At March 31, 1997, the Bank had total assets of $1.998 billion, an increase of approximately $119.6 million, or 6.4%, from $1.879 billion at June 30, 1996. This increase was funded primarily from a $172.8 million increase in deposits which was partially offset by a $57.6 million decrease in borrowed funds.

Cash and cash equivalents, interest-bearing deposits and marketable securities totaled $443.8 million at March 31, 1997 an increase of $2.0 million, or .5%, from $441.8 million at June 30, 1996. This increase resulted primarily from the acquisition of $32.0 million of cash and investments attributable to Bridgeville Savings Bank and was partially offset by the sale of $14.5 million of mortgage-backed securities and the maturity of $6.4 of investment securities. In addition, the Bank has continued to reallocate funds from cash and interest-bearing deposits in other financial institutions to loans receivable which generally have higher interest rates. Net loans receivable increased by $112.4 million, or 8.2%, to $1.487 billion at March 31, 1997 from $1.375 billion at June 30, 1996. This above average increase resulted primarily from strong loan demand in all of the Bank's market areas and was assisted in part by the acquisition of $20.0 million of mortgage loans from the Bridgeville merger. Federal Home Loan Bank stock increased by $1.3 million, or 12.0%, to $12.1 million at March 31, 1997 from $10.8 million at June 30, 1996 as a result of the purchase of $972,900 of additional shares and the Bridgeville acquisition which contributed shares valued at $359,700. Premises and equipment increased by $2.0 million or 11.2%, to $19.8 million at March 31, 1997 from $17.8 million at June 30, 1996. This increase resulted from the addition of two offices and the acquisition of one office as a result of the Bridgeville Savings Bank merger. Intangible assets increased by $2.2 million, or 22.5%, primarily resulting from the recording of $3.0 million of goodwill relating to the Bridgeville acquisition. Real estate owned decreased by $1.6 million, or 27.6%, to $4.2 million at March 31, 1997 from $5.8 million at June 30, 1996 as a result of the sale of several foreclosed properties.

Liabilities
-----------

Deposits increased by $172.8 million, or 11.9%, to $1.623 billion at March 31, 1997 from $1.450 billion at June 30, 1996. This increase resulted primarily from the Bank's promotion of certificates of deposit in all market areas. In addition, the Bridgeville acquisition contributed deposits of $34.6 million. Borrowed funds decreased $57.6 million, or 27.2%, to $154.2 million at March 31, 1997 from $211.8 million at June 30, 1996. This decrease resulted primarily from the repayment of overnight borrowings from the FHLB as the Bank relied more heavily on deposit inflows to fund the growth in its assets.

Liquidity and Capital Resources
-------------------------------

Shareholders equity at March 31, 1997 was $194.1 million, an increase of $3.4 million, or 1.8%, from $190.7 million at June 30, 1996. This increase was primarily attributable to earnings for the nine month period of $8.6 million which were partially offset by the payment of dividends in the amount of $5.6 million. In addition, an increase in shareholders equity of $1.8 million relating to the release of shares for the Bank's stock benefit plans was partially offset by a $1.5 million reduction in the unrealized market value adjustment of investment securities held as available for sale.

As of March 31, 1997, all capital requirements were exceeded. The required, actual, and excess capital levels as of March 31, 1997 are as follows: (in thousands)


                                Required                      Actual
                     ------------------------------  -------------------------

                                   % of              % of
                                   Assets            Assets       Excess of
                                   or Risk-          or Risk-     Actual Over
                                   Based             Based        Regulatory
                           Amount  Assets   Amount   Assets       Requirements
                           ------  ------   -------  ------       ------------

GAAP Capital                  -      -     194,098        9.72%          -

Total Risk-Based
Capital Ratio               83,308  8.00%  195,733       18.80%       112,425
Tier 1 Leverage
Capital Ratio               58,618  3.00%  182,711        9.35%       124,093
Tier 1 Risk-Based
Capital Ratio               41,654  4.00%  182,711       17.55%       141,057

At March 31, 1997 the Bank was required by FDIC regulations to maintain minimum levels of liquid assets. The Bank's internal liquidity requirement is based upon a percentage of deposits and borrowings ("liquidity ratio"). The Bank historically has maintained a level of liquid assets in excess of regulatory and internal requirements, and the Bank's liquidity ratio at March 31, 1997 was 24.83%. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes and insurance on mortgage loan escrow accounts, repayment of borrowings, when applicable, and loan commitments.

Nonperforming Assets
--------------------

The following table sets forth information with respect to the Bank's nonperforming assets. Nonaccrual loans are those loans on which the accrual of interest has ceased. Loans are placed on nonaccrual status when they are more than 90 days contractually delinquent. Other nonperforming assets represent
property acquired by the Bank through foreclosure or repossession.   Foreclosed
property is carried at the lower of its fair value or the principal balance of the related loan. Nonperforming assets increased by $1.4 million, or 9.2%, to $16.7 million at March 31, 1997 from $15.3 million at June 30, 1996.



                                                   March 31, 1997   June 30, 1996
                                                  ---------------  --------------
Loans accounted for on a nonaccrual basis:
  Residential and Commercial Real Estate               9,740          7,617
  Consumer and Commercial                              2,760          1,864
                                                      ------         ------

     Total                                            12,500          9,481

Total real estate acquired through
foreclosure and other real estate owned:               4,204          5,771
                                                      ------         ------

     Total nonperforming assets                       16,704         15,252
                                                      ======         ======

Total nonperforming assets as a
percentage of total assets:                              .84%           .81%
                                                      ======         ======

Comparison of Operating Results for Three and Nine Months Ended March 31, 1997
------------------------------------------------------------------------------
and March 31, 1996
------------------

General
-------

Northwest Savings Bank's net income for the three months ended March 31, 1997 was $4.6 million which was unchanged from the three months ended March 31, 1996. Major changes in the components of net income consisted of a $1.5 million increase in net interest income, primarily due to significant growth in the Bank's interest earning assets, which was offset by a $1.5 million increase in noninterest expense. This increase in noninterest expense resulted primarily from normal increases in compensation and occupancy costs combined with expected increases associated with recent acquisitions and the expansion of various segments of the Bank's business.

Net Interest Income
-------------------

For the three months ended March 31, 1997, total interest income increased by $4.6 million, or 13.6%, to $38.3 million compared to $33.7 million for the three months ended March 31, 1996. This increase resulted primarily from a $285.1 million, or 17.9%, increase in average interest earning assets to $1.881 billion for the three months ended March 31, 1997 from $1.596 billion for the three months ended March 31, 1996. Partially offsetting this increase was a decrease in the yield on average interest earning assets to 8.15% for the three months ended March 31, 1997 from 8.45% for the same period last year. In addition to significant internal growth, the increase in average interest earning assets was assisted by the acquisition of Kane, Centre Hall and Bridgeville with assets of $45.6 million, $39.3 million and $56.0 million, respectively. The decrease in yield on average assets was primarily a result of the prepayment of higher interest rate loans, the proceeds from which were invested in loans with lower interest rates.

Interest income on loans increased by $3.8 million, or 13.5%, to $32.0 million for the quarter ended March 31, 1997 compared to $28.2 million during the same quarter last year. This increase resulted primarily from a $221.2 million, or 17.8%, increase in average loans outstanding to $1.464 billion for the quarter ended March 31, 1997 from $1.243 billion for the third quarter last year. Loan balances increased because of strong loan demand throughout the Bank's market during the past twelve months and because of the acquisition of Kane, Centre Hall and Bridgeville which contributed approximately $32.7 million, $31.6 million and $20.3 million of net loans, respectively. Partially offsetting the positive effects of the increase in average balance was a decrease in the average yield on loans to 8.74% for the quarter ended March 31, 1997 from 9.08% for the comparable period last year. The decrease in average yield was primarily a result of the prepayment of higher interest rate loans, the proceeds from which were invested in loans with lower interest rates.

Interest income on mortgage-backed securities increased by $451,000, or 10.9%, to $4.6 million for the three months ended March 31, 1997 from $4.2 million for the three months ended March 31, 1996. This increase resulted from a $22.6 million, or 8.7%, increase in the average balance of mortgage-backed securities to $282.7 million for the three months ended March 31, 1997 from $260.1 million for the three months ended March 31, 1996. This increase in the average balance of mortgage-backed securities was primarily due to the Bridgeville acquisition which contributed $20.6 million of mortgage-backed securities. Also contributing to this increase in interest income on mortgage-backed securities was an increase in the average yield to 6.51% for the three months ended March 31,1 997 from 6.39% for the same period in the previous year. This increase resulted primarily from an increase in the general level of interest rates which increased the yield on adjustable-rate securities which comprise a majority of the subject portfolio.

Interest income on investment securities increased by $374,000, or 30.3%, to $1.6 million for the three months ended March 31, 1997 from $1.2 million for the three months ended March 31, 1996. This increase resulted primarily from a $29.4 million, or 39.7%, increase in the average balance of investment securities to $103.3 million for the quarter ended March 31, 1997 from $74.0 million for the same quarter last year. This increase in average balance resulted from the Bank utilizing the proceeds from deposit inflows to purchase additional securities for the investment portfolio and was assisted in part by the acquisition of Kane, Centre Hall and Bridgeville which added approximately $23.0 million of securities. Partially offsetting the increase in average balance was a decrease in the average yield to 6.22% for the quarter ended March 31, 1997 from 6.67% for the quarter ended March 31, 1996. This decrease in average yield was the result of adding the aforementioned securities which had interest rates which were generally lower than the existing portfolio yield.

Interest income on interest earning deposits decreased by $23,000, or 19.7% to $94,000 for the three months ended March 31, 1997 from $117,000 for the three months ended March 31, 1996. This decrease resulted primarily from a decrease in average yield to 1.22% for the three months ended March 31, 1997 from 2.46% for the same period in the previous year. This decrease between periods and relatively low yield percentage in both periods resulted from the delay in which the Bank's deposits begin to earn interest. This delay generally has a greater impact on the Bank's yield during periods when the Bank maintains low balances in these types of interest-bearing deposits.

The Bank's interest expense increased by $3.1 million, or 18.1%, to $20.2 million for the three months ended March 31, 1997 from $17.1 million for the three months ended March 31, 1996. The increase resulted from a $284.7 million, or 19.6%, increase in the average balance of interest-bearing liabilities to $1.738 billion for the quarter ended March 31, 1997 from $1.453 billion for the quarter ended March 31, 1996 and was partially offset by a decrease in the average cost of funds to 4.65% for the three months ended March 31, 1997 from 4.71% for the three months ended March 31, 1996. The increase in average interest-bearing liabilities resulted from above average deposit growth combined with the acquisition of Kane, Centre Hall and Bridgeville with deposits of $37.9 million, $34.3 million and $34.6 million, respectively. Also contributing to the growth of interest-bearing liabilities was a $31.3 million, or 26.0%, increase in average borrowed funds to $151.5 million for the quarter ended March 31, 1997 from $120.2 million for the quarter ended March 31, 1996. These additional borrowings consisted primarily of Federal Home Loan Bank advances which were used to increase the Bank's portfolio of marketable securities in an effort to increase the Bank's net interest income.

As a result of the aforementioned changes in interest income and interest expense, net interest income increased by $1.5 million, or 9.0%, to $18.1 million for the three months ended March 31, 1997 compared to $16.6 million for the three months ended March 31, 1996.

For the nine months ended March 31, 1997, total interest income increased by $13.9 million, or 14.1%, to $112.7 million compared to $98.8 million for the nine months ended March 31, 1996. This increase resulted primarily from a $286.3 million, or 18.4%, increase in average interest earning assets to $1.843 billion for the nine months ended March 31, 1997 compared to $1.557 billion for the nine months ended March 31, 1996. Partially offsetting this increase was a decrease in the average yield on interest earning assets to 8.16% for the nine months ended March 31, 1997 from 8.46% for the comparable period last year. The primary reason for the increase in average interest earning assets was the aforementioned internal growth and the acquisition of Kane, Centre Hall and

Bridgeville.   The decrease in average yield was the result of adding interest earning assets at rates lower than the existing portfolio yield.

Interest on loans receivable for the nine months ended March 31, 1997 increased by $11.3 million, or 13.8%, to $93.4 million compared to $82.1 million in the prior year primarily as a result of a $215.8 million, or 17.8%, increase in the average balance of loans. Loan balances increased because of the aforementioned strong loan demand and the acquisitions of Kane, Centre Hall and Bridegville. Partially offsetting the increase in average balances was a decrease in the average yield to 8.71% for the nine months ended March 31, 1997 from 9.03% for the nine months ended March 31, 1996. Interest on mortgage-backed securities increased by $1.7 million, or 13.6%, to $14.2 million for the nine months ended March 31, 1997 from $12.5 million in the prior year. This increase resulted from a $34.9 million, or 14.0%, increase in the average balance which was partially offset by a decrease in the average yield to 6.63% from 6.70%. Interest on investment securities increased by $1.4 million, or 40.0%, to $4.9 million for the nine months ended March 31, 1997 compared to $3.5 million for the nine months ended March 31, 1996. This increase resulted from a $32.6 million, or 46.2%, increase in the average balance which was partially offset by a decrease in the average yield to 6.29% from 6.67%. Interest on interest-bearing deposits decreased by $235,000, or 39.4%, to $361,000 for the nine months ended March 31, 1997 from $596,000 in the previous year. This decrease resulted from a decrease in the average yield to 1.81% from 3.35%, which was partially offset by a $2.9 million, or 12.2%, increase in the average balance.

The Bank's interest expense increased by $9.8 million, or 19.6%, to $59.9 million for the nine months ended March 31, 1997 from $50.1 million for the nine months ended March 31, 1996. This increase resulted primarily from a $287.3 million, or 20.3%, increase in the average balance of interest-bearing liabilities to $1.701 billion for the nine months ended March 31, 1997 from
$1.413 billion for the comparable nine month period last year.   The average
cost of funds for the two comparable periods decreased slightly to 4.70% for the nine months ended March 31, 1997 from 4.73% for the nine months ended March 31, 1996. The increase in average interest-bearing liabilities resulted primarily from above-average internal deposit growth along with the aforementioned acquisitions of Kane, Centre Hall and Bridgeville. Also contributing to the growth of interest-bearing liabilities was a $50.1 million, or 45.7%, increase in average borrowed funds to $159.7 million for the nine months ended March 31, 1997 from $109.6 million in the prior year. Additional borrowings consisted primarily of Federal Home Loan Bank advances which were used to increase the Bank's portfolio of marketable securities in an effort to increase the Bank's net interest income.

Provision for Loan Losses
-------------------------

The provision for possible loan losses increased to $574,000 for the three months ended March 31, 1997 from $190,000 for the three months ended March 31, 1996 as the Bank increased its provision for loan losses in response to the significant growth in its loan portfolio.

For the nine months ended March 31, 1997 the provision for loan losses increased $600,000, or 114.3%, to $1.2 million from $585,000 for the nine months ended March 31, 1996. This increase was also responsive to the significant growth in the Bank's loan portfolio.


Noninterest Income
------------------

Noninterest income increased by $426,000, or 40.2%, to $1.5 million for the three months ended March 31, 1997 from $1.1 million for the three months ended March 31, 1996 as the Bank experienced increases in essentially all of its sources of noninterest income. These increases reflected the expansion of the Bank's business activities and an improvement in the operation of its mortgage banking activities.

For the nine months ended March 31, 1997 noninterest income increased by $2.1 million, or 65.6%, to $5.3 million from $3.2 million for the nine months ended March 31, 1996. The primary reason for this increase was a gain of $900,000 from the sale of approximately $14.5 million of long-term, fixed rate mortgage-backed securities. These securities were sold to reduce the Bank's exposure to increases in interest rates. All other components of the Bank's noninterest income also improved from the prior year as a result of the aforementioned business expansion and operating improvements.


Noninterest Expense
-------------------

Noninterest expense increased by $1.5 million, or 15.2%, to $11.4 million for the three months ended March 31, 1997 from $9.9 million for the three months ended March 31, 1996. This increase was primarily due to normal increases in most of the Bank's expense categories as well as additional compensation and occupancy expense incurred as part of the Bank's expansion. These increases included a $1.1 million, or 20.4%, increase in compensation and benefits expense to $6.5 million for the three months ended March 31, 1997 from $5.4 million for the three months ended March 31, 1996. Premises and occupancy expense increased by $298,000, or 26.6%, to $1.4 million for the three months ended March 31, 1997 from $1.1 million for the three months ended March 31, 1996. Other operating expense increased by $277,000, or 114.9%, to $518,000 for the three months ended March 31, 1997 from $241,000 for the same period last year. Approximately $115,000 of this increase was related to the annual recognition of losses from the Bank's investment in low income housing limited partnerships. Marketing expense increased by $242,000, or 80.1%, to $544,000 for the three months ended March 31, 1997 from $302,000 for the three months ended March 31, 1996.

This increase was primarily the result of additional expense to promote both the Bank's centennial year celebration and the acquisition of Bridgeville. In addition, the amortization of intangibles expense increased by $110,000, or 84.6%, to $240,000 for the three months ended March 31, 1997 from $130,000 in the previous year due to the amortization of intangibles recorded as a result of the acquisition of Kane, Centre Hall and Bridgeville. Partially offsetting these increases was a decrease of $497,000, or 67.0%, in federal insurance premiums. As part of the SAIF recapitalization, the FDIC reduced the insurance premiums beginning in January, 1997 to .064% of insured deposits compared to the previous level of .23%.

For the nine months ended March 31, 1997 noninterest expense increased by $4.1 million, or 13.8%, excluding a one-time assessment of $8.6 million to recapitalize the SAIF. Including the SAIF assessment, noninterest expense increased by $12.7 million, or 42.9%, to $42.3 million for the nine months ended March 31, 1997 from $29.6 million for the nine months ended March 31, 1996. Contributing to this increase was a $3.0 million, or 18.5%, increase in compensation and benefits expense to $19.2 million for the nine months ended March 31, 1997 from $16.2 million for the nine months ended March 31, 1996.
This increase in compensation and benefits expense resulted primarily from the Bank's expansion during the past year and from normal salary growth. Premises and occupancy expense increased by $621,000, or 19.0%, to $3.9 million for the nine months ended March 31, 1997 from $3.3 million during the comparable period last year. These expenses also increased primarily as a result of the Bank's expansion. The amortization of intangibles expense increased by $706,000, or 215.2%, to $1.0 million for the nine months ended March 31, 1997 from $328,000 for the nine months ended March 31, 1996. The primary reason for this increase in amortization expense was a one-time charge of $350,000 relating to the restructuring of the Bank's mortgage banking operations. Additionally, the Bank had a higher amortization expense in the current year due to the amortization of intangibles recorded as a result of the acquisition of Kane, Centre Hall and Bridgeville. Marketing expense increased by $361,000, or 40.2%, to $1.3 million for the nine months ended March 31, 1997 from $899,000 for the same period last year. Marketing expense increased primarily as a result of additional advertising to commemorate the Bank's centennial year celebration and to promote the acquisition of Kane, Centre Hall and Bridgeville. Partially offsetting these increases in noninterest expense was a decrease of $1.2 million in federal insurance premiums resulting primarily from the aforementioned SAIF resolution, and a decrease of $448,000 in the provision expense for foreclosed real estate.


Income Taxes
------------

The provision for income taxes was $3.0 million for both the three month period ended March 31, 1997 and the three month period ended March 31, 1996, as the income before tax was $7.6 million for both periods.

For the nine months ended March 31, 1997, income taxes decreased by $2.7 million, or 31.0%, to $6.0 million compared to $8.7 million last year. This decrease resulted primarily from a $7.1 million decrease in income before income taxes due primarily to the one-time SAIF assessment of $8.6 million recorded in the first quarter of fiscal 1997. Partially offsetting this decrease was a slight increase in the Bank's effective income tax rate due primarily to the nondeductibility for income tax purposes of the amortization expense of several intangible assets.

PART II.  OTHER INFORMATION


Legal Proceedings
-----------------

On December 13, 1994, a complaint was filed in United States District Court, Western District of Pennsylvania, by an individual who purports to have subscribed for stock in the Bank's mutual holding company reorganization and stock offering (the "Offering") that was completed in November 1994. The named defendants in the complaint are Northwest Savings Bank, Northwest Bancorp, M.H.C., Ryan, Beck & Co., Inc., RP Financial, Inc., and the Bank's Board of Directors. The plaintiff seeks to represent persons who subscribed for and purchased stock in the Offering. The complaint alleges that the appraisal used in the Bank's Offering was inappropriately increased at the completion of the Offering, and that, among other things, the Bank violated the federal securities laws (including section 10 of the Securities Exchange Act of 1934 and sections 12(2) and 15 of the Securities Act of 1933) and regulations thereunder, violated Pennsylvania securities law, breached a fiduciary duty owed to plaintiff, and breached a contract with plaintiff. Money damages and other relief is sought.

On November 17, 1995, the District Court dismissed all Federal claims against the defendants with prejudice, and dismissed the remaining claims without prejudice. On February 13, 1997, the United States Court of Appeals for the Third Circuit denied the plaintiff's appeal of the District Court's dismissal, and on April 7, 1997, it denied the plaintiff's petition for a rehearing. As of May 1, 1997, the plaintiff has not sought further review or initiated additional proceedings. Management intends to continue to vigorously defend any such proceedings.

There are various other claims and lawsuits involving the Bank that are incidental to the Bank's business. In the opinion of management, no material loss is expected from any of these pending claims or lawsuits.


Holding Company Reorganization
------------------------------

The Board of Directors of Northwest Savings Bank has approved a plan to reorganize the Bank into a two-tier holding company structure. The proposed plan calls for the formation of a new, state chartered, stock holding company, which will own 100% of the Bank's common stock. The plan also provides that the Bank's existing shareholders, including Northwest Bancorp, MHC, the Bank's mutual holding company, will exchange their shares of Bank stock for shares in the new stock holding company. This two-tier holding company structure will give Northwest greater flexibility by maintaining the benefits of the mutual holding company while capitalizing on the additional opportunities available to stock holding companies.

The reorganization plan will be implemented upon adoption by the Bank's shareholders and the receipt of all applicable regulatory approvals.

Exhibits and Report on Form 8-K
-------------------------------

No Form 8-K reports were filed during the quarter.
--------------------------------------------------



Changes in Securities
---------------------

Not applicable.


Defaults Upon Senior Securities
-------------------------------

Not applicable.


Submission of Matters to a Vote of Security Holders
---------------------------------------------------

None


Exhibits and Reports
--------------------

None

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed by the undersigned hereunto duly authorized.

                                 NORTHWEST SAVINGS BANK



Date: May 7, 1997            By: /s/ John O. Hanna
                                --------------------------------
                                     John O. Hanna
                                     President and Chief Executive Officer



Date: May 7, 1997            By: /s/ William J. Wagner
                                --------------------------------
                                     William J. Wagner
                                     Chief Financial Officer